FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

September 12, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on September 12, 2014

Item 4.

Summary of Material Change

See attached copy of the September 12, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the September 12, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

September 12, 2014

September 12, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX receives assay results from drilling at East Manhattan Wash gold project, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received drill results from two holes drilled at its East Manhattan Wash (“EMW”) gold project in Nye County, Nevada this summer.   The two holes reported today were drilled vertically to a depth of 39.3 m and 38.1 m respectively to determine the overall depth of gold mineralization identified in soil sampling conducted by MAX in 2013 that returned values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) Au in soils over an extensive  surface area.

Both drill holes returned anomalous gold throughout their entire length.  The best drill result was from hole EMW-02, which returned 13.7 m of 0.106 g/t Au beginning at a depth of 1.5 m, with hole EMW-07 returning 7.62 m  of 0.034 g/t Au.  A further five drill holes are still awaiting assay.

While we are disappointed with the results from these two drill holes, we were encouraged to find such extensive mineralization in surface samples taken from the caldera rim. Widespread shallow gold intercepts are generally indicative of the large to very large precious metals system which occurs along the south edge of the Manhattan Caldera in the Toquima Range and hosts the Round Mountain and Manhattan multi-million ounce gold deposits.

This drill data we now have will be considered, in conjunction with the extensive surface sampling data we have compiled, in identifying targets for future exploration at EMW, which may include targeting higher grade vein systems at depth, which is what the Manhattan mining district is primarily known for.

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 14 element suite of minerals.  Standards and duplicates were used for quality control of the samples. A larger 50 gram fire assay aliquot was used to obtain a more representative assay for potential coarse gold in the sample.  After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labeled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.

The EMW property is comprised of 23 claims located in the Manhattan Mining District 40 miles north of the town of Tonopah and eight miles south of the Round Mountain Mine (jointly owned by Kinross and Barrick), a conventional open pit operation that has produced more than 12 Moz of gold to date.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  September 15, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director